Exhibit 12(a)

UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended	12 Months Ended(2)
	Sept. 30	Sept. 30	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2006	2005	2004	2003	2002	2001
	- Thousands of Dollars -		- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$56,747	$75,411	$76,762	$80,968	$80,844	$65,620	$68,678
Other Interest (1)	6,876	7,527	3,153	1,947	3,709	2,123	1,287
Interest on Capital Lease Obligations	55,047	74,920	79,098	85,912	84,080	87,801	90,559
Total Fixed Charges	118,670	157,858	159,013	168,827	168,633	155,544	160,524

Net Income	55,023	77,085	46,144	45,919	113,941	34,928	63,839

Less:
Discontinued Operations - Net of Tax	(2,669)	(3,731)	(5,483)	(5,063)	(7,472)	(12,919)	(9,926)
Accounting Change - Net of Tax	-	(626)	(626)	-	67,471	-	470
Net Income from Continuing Operations	57,692	81,442	52,253	50,982	53,942	47,847	73,295

Add (Deduct):
(Income) Losses from Equity Investees	(208)	(2,599)	(2,113)	(7,121)	3,051	3,047	10,748
Income Taxes	38,630	56,770	37,623	37,186	16,531	26,432	55,616
Total Fixed Charges	118,670	157,858	159,013	168,827	168,633	155,544	160,524

Total Earnings before Taxes
and Fixed Charges	$214,784	$293,471	$246,776	$249,874	$242,157	$232,870	$300,183

Ratio of Earnings to Fixed Charges	1.810	1.859	1.552	1.480	1.436	1.497	1.870

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2) The information previously reported has been reclassified for the discontinued operations of Global Solar, Inc.